DC

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 12-21-06

DIVISION OF
CORPORATION FINANCE

07044037

February 8, 2007

Anthony M. Pepper
Corporate Counsel &
Assistant Secretary
Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113



Act: 1934
Section: 14A-8
Date: 2/8/2007

Re: Praxair, Inc.
Incoming letter dated December 21, 2006

Dear Mr. Pepper:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Praxair by Chris Rossi. We also have received a letter on the proponent's behalf dated December 27, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel



Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

884905

BP/6

PRAXAIR

**39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113**

**ANTHONY M. PEPPER**
CORPORATE COUNSEL &
ASSISTANT SECRETARY
tony_pepper@praxair.com

Tel: 203-837-2264
Fax: 203-837-2515



December 21, 2006
Via Express Overnight Delivery

Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C 20549

Attention: Chief Counsel, Division of Corporation Finance

Re: Praxair, Inc. -- Rule 14a-8 Shareholder Proposal Submitted by Chris Rossi

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), Praxair, Inc. (the "*Company*") hereby requests your concurrence that the Company may exclude from its proxy statement (the "*Proxy Statement*") for its 2007 annual meeting of shareholders (the "*Annual Meeting*") a portion of the statement (the "*Supporting Statement*") supporting the shareholder proposal (the "*Proposal*") submitted by Chris Rossi (the "*Proponent*"). The Proposal relates to subjecting any "poison pill" to an annual shareholder vote. For your convenience, copies of the Proposal and Supporting Statement are attached as Annex A.

Pursuant to Rule 14a-8(j), we enclose five copies of this letter, together with the annexed Proposal and Supporting Statement. The Annual Meeting will be held on April 24, 2007, and the Company expects to file and mail its definitive Proxy Statement on or after March 16, 2007.

For the reasons discussed below, we believe that certain language in the Supporting Statement may be excluded from the Proxy Statement pursuant to Rules 14a-8(i)(3) and 14a-9 under the Exchange Act.

## I. Background

The Proposal requests that the Board of Directors of the Company (the "*Board*") adopt a bylaw that the Board subject any current or future poison pill to an annual shareholder vote, as a separate ballot item. The Company is not seeking to exclude the Proposal from the Proxy Statement, although it expects to include a statement in opposition to the Proposal's adoption. The Company does, however, object to the inclusion of the following language in the Supporting Statement because it is materially false or misleading, and therefore requests that the staff of the Securities and Exchange Commission (the "*Staff*") concur with the exclusion of such language from the Proxy Statement:

"Our following directors were designated "Accelerated Vesting" directors by The Corporate Library. This was due to a director's involvement with a board that accelerated the vesting of stock options just prior to implementation of FAS 123R policies in order to avoid recognizing the related expense – which is now required.

Mr. Kuehn
Mr. Watson
Mr. Smith"

## II. Analysis

Rule 14a-8(i)(3) permits the omission of a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is an example of what, depending on the facts and circumstances, may be misleading within the meaning of that rule.

Staff Legal Bulletin No. 14B (September 15, 2004) stated that the Staff generally believes it appropriate under Rule 14a-8 for companies to address in their statements of opposition any objections to language in a shareholder proposal or supporting statement that may be interpreted by shareholders in a manner that is unfavorable to the company, its directors or officers. However, the Staff also stated that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where statements "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

The overall context and theme of the Supporting Statement are that (1) poison pills serve to entrench a board of directors and its management, and (2) Praxair's shareholders should have an annual poison pill vote because there are reasons not to "entrench" the Praxair board of directors and its management. These reasons are specified in paragraphs eight (certain corporate governance issues such as not having an "Independent Chairman") and nine (referring to "Accelerated Vesting directors"). While the Company does not agree, the Proponent is certainly entitled to express his views about poison pill management entrenchment and Praxair's corporate governance.

However, the Company strongly objects to the "Accelerated Vesting directors" portion of the Supporting Statement quoted above. This paragraph expressly names three Company directors, alleges that that they took action to accelerate the vesting of stock options, and directly or indirectly suggests that this was improper or illegal (accelerating vesting is a business judgment that may be made by any corporation's board of directors, for a variety of reasons that may have nothing to do with the requirements of FAS 123R). In this context and by stating in the last sentence of the Supporting Statement that "The above status shows there is room for improvement..." the only reasonable inference is that a poison pill is entrenching directors who were involved with improper or illegal actions. As such, this portion of the Supporting Statement needlessly, gratuitously and materially impugns the character, integrity and personal reputation of these directors, without any factual foundation.

In addition, the quoted portion of the Supporting Statement is materially misleading because an average shareholder could reasonably infer that directors took improper or illegal action to accelerate stock option vesting at Praxair, which did not occur. Given the overall entrenchment theme of the Supporting Statement, and the Proponent's view that there are reasons not to "entrench" Praxair's management and board, the quoted language strongly implies that improper or illegal action occurred and attempts to link that to Praxair.

For these reasons, the noted language must be removed from the Supporting Statement when the Proposal and Supporting Statement are included in the Proxy Statement.

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to omit the noted language from the Supporting Statement when the Proposal and Supporting Statement are included in the Proxy Statement.

We hereby respectfully request that the Staff express its intention not to recommend enforcement action if the portion of the Supporting Statement that is noted above is excluded from the Company's Proxy Statement for the reasons set forth above. If the staff disagrees with our conclusions regarding the exclusion of such language, or if any additional submissions are desired in support of the position set forth in this letter, we would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please call the undersigned at (203) 837–2264.

Very truly yours,

Anthony M. Pepper
Corporate Counsel &
Assistant Secretary
(Enclosures)

cc: Chris Rossi
John Chevedden

ANNEX A

[Rule 14a-8 Proposal, November 22, 2006]

**3 – Annual Vote on Poison Pill**

RESOLVED: Shareholders request that our Board adopt a bylaw that our Board subject any current or future poison pill to an annual shareholder vote, as a separate ballot item. It is essential to this proposal that it be adopted through bylaw or charter inclusion and that a sunset on a poison pill will not substitute for a shareholder vote.

Currently our management is protected by a poison pill that triggers at a 20% threshold. A poison pill has the potential to give our directors increased job security if our stock price declines significantly due to our directors' poor performance.

Thus an essential part of this proposal is that any year in which a poison pill is active for any period of time, a vote would be required as soon as feasible even if the pill had been terminated in one way or another. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

*Morningstar.com*, Aug. 15, 2003

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

*Wall Street Journal*, Feb. 24, 2003

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent research firm rated our company "Very High Concern" in executive pay.
- We had no Independent Chairman – Independent oversight concern.
- Cumulative voting was not permitted.
- One yes-vote from our 320 million shares could elect a director under our obsolete plurality system.

Our following directors were designated "Accelerated Vesting" directors by The Corporate Library. This was due to a director's involvement with a board that accelerated the vesting of stock options just prior to implementation of FAS 123R policies in order to avoid recognizing the related expense – which is now required.

Mr. Kuehn
Mr. Watson
Mr. Smith

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director.

[redacted]

[redacted]

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 28, 2006 12:26 AM
To: CFLETTERS
Cc: Anthony M. Pepper
Subject: Praxair, Inc. ( PX) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Praxair, Inc. ( PX)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill Chris Rossi

Ladies and Gentlemen:

This is an initial response to the company December 21, 2006 no action request.

The thrust of the company argument is that if a company can misconstrue and/or inflate the text of a shareholder proposal, it should be allowed to exclude selected parts of the proposal. In other words a company purportedly should be able to exclude any text on a bad, but legal, practice by claiming that the bad practice could be interpreted as illegal.

The proposal simply states that since some of the directors received bad marks in their jobs as directors elsewhere, that shareholders should have a greater concern to improve corporate governance at the company. This is the same methodology used by many companies in opposing shareholder proposals to improve corporate governance. Companies will oppose a specific shareholder *proposal* by arguing the purported high qualifications of company directors and the overall purported high caliber of corporate governance standards.

Additionally the company evidence omitted the second page of the proposal, which included these relevant notes outside the proposal text:
[3]This proposal is believed to conform with Staff Legal Bulletin No. 14B ( CF) , September 15, 2004 including:
[3]Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8 ( i) ( 3) in the following circumstances:
€ the company objects to factual assertions because they are not supported; € the company objects to factual assertions

that, while not materially false or misleading, may be disputed or countered; € the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or € the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

[3]See also: Sun Microsystems, Inc. ( July 21, 2005) .[2]

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Chris Rossi
Anthony M. Pepper

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Praxair, Inc.
Incoming letter dated December 21, 2006

The proposal requests that the board adopt a bylaw to require that any current or future poison pill be subject to an annual shareholder vote.

We are unable to concur in your view that Praxair may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Praxair may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END